UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On May 7, 2026, Wallbox N.V. (the “Company” or “Wallbox”) issued a press release announcing the Court’s approval of its financial restructuring plan. A copy of the Company’s press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V Press Release, dated May 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: May 7, 2026	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer